                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                              -------------------

                                 SCHEDULE 13E-4

                         Issuer Tender Offer Statement
                      (Pursuant to Section 13(e)(1) of the
                        Securities Exchange Act of 1934)

                               (AMENDMENT NO. 2)

                               (FINAL AMENDMENT)

                             SHAW INDUSTRIES, INC.
                             ---------------------
                                (Name of Issuer)

                             SHAW INDUSTRIES, INC.
                             ---------------------
                      (Name of Person(s) Filing Statement)

                                  COMMON STOCK
                 SERIES A PARTICIPATING PREFERRED STOCK RIGHTS
                 ---------------------------------------------
                         (Title of Class of Securities)

                                  820286-10-2
                                  -----------
                     (CUSIP Number of Class of Securities)

                            BENNIE M. LAUGHTER, ESQ.
                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                             SHAW INDUSTRIES, INC.
                             616 EAST WALNUT AVENUE
                                P.O. DRAWER 2128
                             DALTON, GEORGIA 30720
                                 (706) 278-3812
                                 --------------

            (Name, Address and Telephone Number of Person Authorized
             to Receive Notices and Communications on Behalf of the
                          Person(s) Filing Statement)

                                With a copy to:

                            GABRIEL DUMITRESCU, ESQ.
                     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                           191 PEACHTREE STREET, N.E.
                                SIXTEENTH FLOOR
                            ATLANTA, GEORGIA  30303
                                 (404) 572-6600

                                FEBRUARY 9, 1998
                                ----------------
                  (Date Tender Offer First Published, Sent or
                           Given to Security Holders)
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                           CALCULATION OF FILING FEE:

               Transaction                                  Amount of
               Valuation*: $132,775,000                     Filing Fee: $26,555

* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 10,622,000 Shares at $12.50 per Share.

     [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

          Amount Previously Paid:            $22,400 and $4,155
          Form or Registration No.:          Schedule 13E-4
          Filing Party:                      Shaw Industries, Inc.
          Date Filed:                        February 9, 1998















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                             INTRODUCTORY STATEMENT

     This Amendment No. 2 amends the Issuer Tender Offer Statement on Schedule 13E-4 previously filed with the Securities and Exchange Commission on February 9, 1998 by Shaw Industries, Inc., a Georgia corporation (the "Company"), as amended on March 10, 1998 (the "Schedule 13E-4"). All terms used herein and not otherwise defined shall have the meaning set forth in the Schedule 13E-4.

     The following information amends the information previously included in the Schedule 13E-4.












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ITEM 1.  SECURITY AND ISSUER.

     The following is hereby added to the information previously set for under
Item 1(b) of the Schedule 13E-4:

     On March 17, 1998, the Company announced the final results of the Offer, which expired at 12:00 Midnight, New York City time, on March 9, 1998. Pursuant to the Offer, the Company accepted for payment 10,622,361 shares at a purchase price of $12.50 per share.

ITEM 2.  MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed herewith:

     (a)  (13)  Text of Press Release dated March 17, 1998.



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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           SHAW INDUSTRIES, INC.


                                           BY:/S/ Bennie M. Laughter
                                              -----------------------------
                                              Bennie M. Laughter
                                              Vice President, Secretary
                                              and General Counsel

Dated:  March 17, 1998


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                                 EXHIBIT INDEX


DESCRIPTION        EXHIBIT
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
 (a)  (13)         Text of Press Release dated March 17, 1998.
